UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

For Period Ended: September 30, 2005  SEC FILE NUMBER 033-22128-D
         CUSIP NUMBER 65336B 20 2

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information:

Full Name of Registrant:                             Nexia Holdings, Inc.

Former Name if Applicable:                        N/A

Address of Principal Executive Office:        59 West 100 South, Second Floor
                                                                 Salt Lake City, Utah 84101

Part II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

Due to the Company’s limited staff in its Company financial offices, integration of Salt Lake Development Corporation and recent turnover in support staff during the third quarter of 2005 there has been a delay in the compilation and preparation of the necessary information to prepare its 10-QSB report for the third quarter of 2005. The Company has faced unavoidable delays in the timely preparation of the information required by its 10-QSB for the third quarter of 2005 and that 10-QSB cannot be timely completed without unreasonable effort or expense to the company.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

 Richard D. Surber   President         (801)575-8073
        (Name)              (Title)       (Telephone Number)

(2)
Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

( X ) Yes ( ) No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

( X ) Yes ( ) No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                                                                              Nexia Holdings, Inc.
(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2005  By: /s/ Richard D. Surber .
                                                 Name: Richard D. Surber
                                                 Title: President

Anticipated Change in the results of operations:

As a result of the sale during the second quarter of 2005 of the Glendale Shopping Center by Nexia’s subsidiary West Jordan Real Estate Holdings, Inc. it is anticipated that the results of operation for Nexia on a consolidated basis will result in a significant decrease in losses due to the costs related to operation of that center and the realization of changed operational results from the sale of that property during the third quarter of 2005 as compared to the third quarter of 2004. The estimated gross revenue for the third quarter of 2005 is expected to be $40,000 compared to $185,600 for the third quarter in 2004 and the total net losses expected for the third quarter of 2005 are estimated to be $222,300 compared to net losses reported for the third quarter of 2004 were $301,576.

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